Filed by Union Planters Corporation
                       Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

    Subject Companies:  Union Planters Corporation (Commission File No. 1-10160)
                      Regions Financial Corporation (Commission File No. 0-6159)


The following is an email message to employees of Union Planters Corporation from Jackson W. Moore, Chairman, President and Chief Executive Officer of Union Planters Corporation:


A message from Jack Moore:

It is with great excitement that I announce our agreement to partner with Regions Financial Corp. in creating a new regional force in banking and financial services. Union Planters and Regions are joining forces to build an organization that will create many opportunities for you, our customers, communities and shareholders. Our combined companies will create the 12th largest bank holding company in the United States, with total assets of $81 billion. We will now enjoy the No. 1 market position in the mid-South region of Alabama, Arkansas, Georgia, Louisiana, Mississippi and Tennessee. In addition, the new company will have significant market share and branch coverage in other high growth markets.

This move is a smart one because it's a natural evolution in the growth of both companies. We will expand our customer base from 2.5 to 5.1 million customers in 15 states. In addition, we will nearly double our branch and ATM network with 1,400 banking centers and 1,700 ATMs. This growth will provide greater convenience and broader choices for customers, expanded opportunities for our associates and significant benefits for shareholders of both companies. The strength of this partnership will reinforce common cultures and best practices in both Regions and Union Planters.

I know that many of you will ask, "What's going to change?" While many of these details have to be worked out once the legal part of the merger is finalized, we do know several things already. First, once the merger is completed, our name will be Regions. Carl E. Jones Jr., Regions' current chairman and CEO, will be chairman and chief executive officer of the combined company until he retires in June 2005. He will continue his role as chairman of the board until June 2006. When the merger occurs, I will be the president of the combined company and become CEO when Carl retires in June 2005 and assume the additional role of chairman in June 2006.

We expect the number of associates affected overall will be minimal because of our limited branch overlap. As I mentioned earlier, we can expect the growth of the combined company to lead to expanded career opportunities for our associates.

I am extremely proud of you and the dedication you have given Union Planters. It's because of you that we have a rich 134-year history of serving our customers and communities. I look forward to what our two organizations can accomplish together. I am confident this partnership will create both a new force in banking and financial services and very bright future.

To review the press release announcing this merger, access UPNet or our Web site www.upbna.com. If you receive media calls regarding this announcement, please refer all calls to Media Relations at (901) 580-5344.

Associates may call 1-877-375-1346 to hear a message from me regarding this partnership.


                                      # # #

          Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Regions and Union Planters, without charge, at the Securities and Exchange Commission's Internet site www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Jenifer M. Goforth, Regions Financial Corporation, P. O. Box 10247, Birmingham, AL 35202-0247, telephone: 205/244-2823 or to Richard W. Trigger, Union Planters Corporation, 6200 Poplar Ave., Memphis, TN 38119, telephone: 901/580-5977. The respective directors and executive officers of Regions and Union Planters and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Regions' directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Regions on April 16, 2003, and information regarding Union Planters' directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Union Planters on March 7, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interest, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.